Exhibit 99.1

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following description of the capital stock of Jumia Technologies AG (herein referred to as “we”, “us”, “our” and the “Company”) is a summary of the rights of our ordinary shares and certain provisions of our articles of association in effect as of August 6, 2024. This description supplements and updates the information contained in relevant sections of Exhibit 2.3 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 titled “Description of Securities”, which we filed with the Securities and Exchange Commission, or SEC, on March 28, 2024 (the “Annual Report”). This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of association filed with the Securities and Exchange Commission as an exhibit to the Current Report on Form 6-K filed on August 6, 2024, as well as to the applicable provisions of German legislation on stock corporations. Exhibit 2.3 of the Annual Report titled “Description of Securities”, our articles of association and applicable German legislation on stock corporations should be read carefully and in conjunction with the below.

Share Capital

As of August 6, 2024, our share capital as registered in the commercial register (Handelsregister) amounts to €244,925,650.00, which is divided into 244,925,650 ordinary bearer shares (Inhaberaktien). All shares are shares with no par value (Stückaktien ohne Nennbetrag) with a notional amount attributable to each ordinary share of €1.00.

General Information on Capital Measures

Pursuant to our articles of association, an increase of our share capital generally requires a resolution passed at our shareholders’ meeting with both a simple majority of the share capital represented at the vote (three-quarters if the resolution excludes shareholders’ preemptive rights) and a simple majority of the votes cast.

The shareholders at such meeting may authorize our management board to increase our share capital with the consent of our supervisory board within a period of five years by issuing shares for a certain total amount, which we refer to as authorized capital (genehmigtes Kapital) and is a concept under German law that enables us to issue shares without going through the process of obtaining another shareholders’ resolution. The aggregate nominal amount of the authorized capital created by the shareholders may not exceed one-half of the share capital existing at the time of registration of the authorized capital with the commercial register.

Furthermore, our shareholders may resolve to amend or create conditional capital (bedingtes Kapital). However, they may do so only to issue conversion or subscription rights to holders of convertible bonds, in preparation for a merger with another company or to issue subscription rights to employees and members of the management of our company or of an affiliated company by way of a consent or authorization resolution. The resolution requires an affirmative vote of three quarters of the share capital represented at the vote and a simple majority of the votes cast. According to German law, the aggregate nominal amount of the conditional capital created at the shareholders’ meeting may not exceed sixty per hundred of the share capital existing at the time the resolution is adopted. The aggregate nominal amount of the conditional capital created for the purpose of granting subscription rights to employees and members of the management of our company or of an affiliated company may not exceed 20% of the share capital existing at the time the resolution is adopted.

Shareholders may also resolve to increase the share capital from own resources (Kapitalerhöhung aus Gesellschaftsmitteln) by converting capital reserves and profit reserves into registered share capital. Pursuant to our articles of association, any resolution pertaining to an increase in share capital from own resources (Kapitalerhöhung aus Gesellschaftsmitteln) requires the vote of a simple majority of the share capital represented at the vote and a simple majority of the votes cast.

All shares issued by the Company are fully paid in (meaning that shareholders are not liable to the Company to pay in any further amount in relation to their existing shares). Any resolution relating to a reduction of our share capital requires the vote of at least three-quarters of the share capital represented at the vote as well as a simple majority of the votes cast.

Authorized Capital

Under the German Stock Corporation Act (Aktiengesetz), a stock corporation’s shareholders’ meeting can authorize the management board to issue, with the consent of the supervisory board, shares in a specified aggregate nominal amount of up to 50% of the issued share capital of such company at the time the resolution becomes effective. The shareholders’ authorization becomes effective upon registration in the commercial register (Handelsregister) and may extend for a period of no more than five years thereafter. Our authorized capital is summarized below.

As of August 6, 2024, our articles of association provided for the following authorized capital:

Authorized Capital 2024/I

The ordinary shareholders’ meeting of June 27, 2024, authorized the management board until June 26, 2029 (inclusive) to increase, once or repeatedly and each time with the consent of the supervisory board, the share capital of the Company by a total amount of up to €98,945,871.00 through the issuance of up to 98,945,871 new no-par value bearer shares against contributions in cash and/or in kind, including claims against us. Following a partial utilization of this authorization in an amount of €40,455,472.00 through the issuance of 40,455,472 new no-par value bearer shares underlying the 20,227,736 ADSs to be issued to the Sales Agents, paragraph 2 of section 4 of our articles of association provides for a remaining authorization to increase the share capital of the Company by an amount of up to €58,490,399.00 through the issuance of up to 58,490,399 new no-par value bearer shares against contributions in cash and/or in kind, including claims against us (“Authorized Capital 2024/I”). In principle, the shareholders are to be granted subscription rights. The shares may also be subscribed for by one or more credit institution(s), securities institution(s) or one or more enterprise(s) operating pursuant to sections 53(1) sentence 1, 53b(1) sentence 1 or 53b(7) of the German Banking Act (Gesetz über das Kreditwesen) with the obligation to offer the shares to the shareholders of the Company pursuant to Section 186(5) of the German Stock Corporation Act (Aktiengesetz) (so-called indirect subscription right).

The shareholders’ subscription rights are excluded for one or more capital increases in the context of the Authorized Capital 2024/I,

●	if the utilization of the Authorized Capital 2024/I occurs in order to issue up to a maximum of 5,068,510 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual Restricted Stock Unit Program 2021 of the Company (“VRSUP 2021”) to members of the management board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of the VRSUP 2021, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units; and/or

●	if the utilization of the Authorized Capital 2024/I occurs in order to issue up to a maximum of 6,422,600 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual Restricted Stock Unit Program 2023 of the Company (“VRSUP 2023”) to members of the management board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of the VRSUP 2023, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units.

In these cases, the pro rata amount of the share capital attributable to the new shares issued may not exceed 10% of the share capital of the Company existing at the time of the adoption of the resolution on the Authorized Capital 2024/I or, if this amount is lower, existing at the time of the exercise of the Authorized Capital 2024/I. Towards this 10%-limit shall count the pro-rata amount of the share capital attributable to any shares that were issued or transferred from authorized capital, conditional capital or from treasury shares to members of the management board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles to settle claims under participation programs since the resolution on the Authorized Capital 2024/I was adopted.

Further, the management board is authorized to exclude the shareholders’ subscription rights with the consent of the supervisory board for one or more capital increases in the context of the Authorized Capital 2024/I,

●	in order to exclude fractional amounts from the subscription right;

●	to the extent necessary to grant holders or creditors of convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (hereinafter together “Bonds”) with conversion or option rights, or conversion or option obligations, and which were or will be issued by the Company or a direct or indirect subsidiary, subscription rights to new no-par value bearer shares of the Company in the amount to which they would be entitled as shareholders after the exercise of the option or conversion rights, or after fulfilment of the conversion or option obligations or to the extent the Company exercises with regard to such Bonds its right to grant, totally or in part, shares of the Company in lieu of payment of the amount due;

●	to issue shares for cash contributions, provided that the issue price of the new shares is not significantly lower than the stock exchange price of the shares of the Company already listed on the stock exchange in the meaning of sections 203(1) and (2), 186(3) sentence 4 of the German Stock Corporation Act and that the proportional amount of the share capital attributable to the new shares issued under the exclusion of subscription rights in accordance with section 186(3) sentence 4 of the German Stock Corporation Act does not exceed a total of 20% of the share capital of the Company, whether at the time the Authorized Capital 2024/I comes into effect or – in case such amount is lower – is exercised. Towards the above threshold of 20% of the share capital counts the pro-rata amount of the share capital attributable to the 40,455,472 shares underlying the 20,227,736 ADSs to be issued to the Sales Agents under the Sales Agency Agreement. Towards the above threshold of 20% of the share capital shall also count the pro-rata amount of the share capital attributable to any shares, (i) that are sold during the term of the Authorized Capital 2024/I on the basis of an authorization to sell treasury shares pursuant to section 71(1) no. 8 sentence 5 second half sentence in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act subject to the exclusion of shareholders’ subscription rights; (ii) that are issued to satisfy Bonds with conversion or option rights, or conversion or option obligations, provided that such Bonds were issued in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act during the term of the Authorized Capital 2024/I subject to the exclusion of the shareholders’ subscription rights; or (iii) that are issued during the term of the Authorized Capital 2024/I on the basis of other authorized capital, provided that such shares are issued subject to the exclusion of the shareholders’ subscription rights pursuant to section 203(2) sentence 1 in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act or on the basis of other capital measures subject to the exclusion of the shareholders’ subscription rights in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act;

●	to issue shares for contributions in kind, in particular – but not limited thereto – in the context of mergers or for the purpose of (including indirect) acquisitions of companies, businesses, parts of companies, interests in companies or other assets, including claims against the Company or any of its group companies, or to satisfy Bonds issued for contributions in kind; or

●	in order to distribute a dividend in kind, in the context of which shares of the Company (also in part or subject to election) may be issued against contribution of dividend claims (scrip dividend).

The management board is authorized, with the consent of the supervisory board, to determine any additional content of the rights attached to the shares and the conditions of the share issue; this includes the determination of the profit participation of the new shares, which may, in deviation from section 60(2) of the German Stock Corporation Act, also participate in the profit of completed fiscal years. The supervisory board is authorized to adjust the wording of our articles of association accordingly following any partial or the complete utilization of the Authorized Capital 2024/I or upon expiry of the period for the utilization of the Authorized Capital 2024/I.

Conditional Capital

As of August 6, 2024, our articles of association provided for the following conditional capital:

Conditional Capital 2021/II

Pursuant to paragraph 3 of section 4 of our articles of association, our share capital is conditionally increased by up to €89,799,708.00 through issuance of up to 89,799,708 new no-par value bearer shares (“Conditional Capital 2021/II”). The purpose of Conditional Capital 2021/II is to grant shares to holders or creditors of convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (together “Bonds”) issued on the basis of the authorization granted by the shareholders’ meeting of June 9, 2021 upon the exercise of conversion or option rights or the fulfilment of conversion or option obligations. The new shares are issued based on the conversion or option price to be determined in accordance with the authorization granted by the shareholders’ meeting of June 9, 2021. The conditional capital increase will only be implemented to the extent that the holders or creditors of the Bonds, which are issued or guaranteed by the Company, dependent companies or by companies in which the Company owns a majority interest either directly or indirectly by June 8, 2026 (inclusive) based on the authorization granted by the shareholders’ meeting of June 9, 2021, exercise any conversion or option right or fulfill any conversion or option obligation under the Bonds, or to the extent the Company grants shares in the Company instead of paying the amount due as well as to the extent the conversion or option rights or the conversion or option obligations are not serviced by treasury shares but rather by shares from authorized capital or other consideration. The new shares have the right to participate in any profits from the beginning of the financial year in which they are created and for all subsequent financial years. The management board is authorized to determine the further details of the implementation of the conditional capital increase. The supervisory board is authorized to amend our articles of association accordingly after any utilization of the Conditional Capital 2021/II and upon expiration of all option or conversion periods.

Subscription Rights (Preemptive Rights)

According to the German Stock Corporation Act (Aktiengesetz), every shareholder is generally entitled to subscription rights (commonly known as preemptive rights) to any new shares issued within the framework of a capital increase, including convertible bonds, bonds with warrants, profit sharing rights or income bonds in proportion to the number of shares the respective shareholder holds in the corporation’s existing share capital. Under German law, these rights do not apply to shares issued out of conditional capital. A minimum subscription period of two weeks must be provided for the exercise of such subscription rights.

Under German law, the shareholders’ meeting may pass a resolution excluding preemptive rights if at least three-quarters of the share capital represented at the vote and a simple majority of the votes cast adopts the resolution. To exclude preemptive rights, the management board must also make a report available to the shareholders justifying the exclusion and demonstrating that the company’s interest in excluding the subscription rights outweighs the shareholders’ interest in having them. Such justification may be subject to judicial review. In the case of a so-called simplified exclusion of preemptive rights, we may issue new shares without preemptive rights but with no specific justification, either. The statutory requirements for this simplified exclusion of preemptive rights under German law are that (i) we increase the share capital against cash contributions, (ii) the amount of the capital increase does not exceed 20% of the existing share capital and (iii) the issue price of the new shares is not significantly lower than the market price of our shares (for this purpose, the market price may also be considered the market price of an ADS listed on the NYSE divided by the number of our shares or the fraction of one of our shares represented by an ADS, as the case may be). Our current Authorized Capital 2024/I authorizes our management board, with the consent of the supervisory board, to issue shares using this procedure for a simplified exclusion of preemptive rights.

The authorization of the management board to issue convertible bonds or other securities convertible into shares must be limited to a period not exceeding five years from the date of the relevant shareholders’ resolution.

Form, Certification and Transferability of the Shares

The form and contents of our global share certificates, any dividend certificates, renewal certificates and interest coupons are determined by our management board with the approval of our supervisory board. A shareholder’s right to certificated shares is excluded, to the extent permitted by law and to the extent that certification is not required by the stock exchange on which the shares are admitted to trading. We are permitted to issue global share certificates that represent one or more shares.

All of our outstanding shares are bearer shares with no par value (auf den Inhaber lautende Stückaktien ohne Nennbetrag). Any resolution regarding a capital increase may determine the profit participation of the new shares resulting from such capital increase.

Our shares are freely transferable under German law, with the transfer of ownership governed by the rules of the relevant clearing system.

Our articles of association do not include any provisions that would have a direct effect of delaying, deferring or preventing a change of control. However, in the event of a hostile takeover, we could use our authorized capital to increase our share capital to issue new shares to an investor at a premium. See “-Authorized Capital.” An increase in the number of shares outstanding could have a negative effect on a party’s ability to carry out a hostile takeover.

Shareholders’ Meetings, Resolutions and Voting Rights

Pursuant to our articles of association, shareholders’ meetings may be held at our registered seat or at the place of a German stock exchange. In general, shareholders’ meetings are convened by our management board.

The supervisory board is additionally required to convene a shareholders’ meeting in cases where this is required under binding statutory law (i.e., if this is in the best interest of our company). In addition, shareholders who, individually or as a group, own at least 5% of our share capital may request that our management board convene a shareholders’ meeting. If our management board does not convene a shareholders’ meeting upon such a request, the shareholders may petition the competent German court for authorization to convene a shareholders’ meeting.

Pursuant to our articles of association, the convening notice for a shareholders’ meeting must be made public at least 36 days prior to the meeting. Shareholders who, individually or as a group, own at least 5% or €500,000 of our share capital may require that modified or additional items be added to the agenda of the shareholders’ meeting. For each new item, an explanation of the requested change must be provided or a voting proposal (Beschlussvorlage). Any request for an amendment of the agenda of the shareholders’ meeting must be received by the Company within 30 days prior to the meeting. The Company must publish any requests for the amendment of the agenda of the shareholders’ meeting immediately. Under German law, our annual general shareholders’ meeting must take place within the first eight months of each fiscal year.

Among other things, it is the general shareholders’ meeting competence to decide on the following issues:

●	appropriation and use of annual net income;

●	discharge or ratification of the actions taken by the members of our management board and our supervisory board;

●	the approval of our statutory auditors;

●	increases or decreases in our share capital;

●	the election of supervisory board members; and

●	to the extent legally required, the approval of our financial statements.

Each ordinary share grants one vote in a shareholders’ meeting. Voting rights may be exercised by authorized proxies, which may be appointed by the Company (Stimmrechtsvertreter). The granting of a power of attorney must be made in text form. Generally, the shareholder or an authorized proxy must be present at the shareholders’ meeting to cast a vote. However, under the Company’s articles of association, the management board may determine in the invitation to the shareholders’ meeting that shareholders may submit their votes in writing or by means of electronic communication without attending the shareholders’ meeting in person (absentee vote) or that shareholders may participate in the shareholders’ meeting in total or in part via electronic communication without attending the shareholders’ meeting in person (online participation).

Our articles of association provide in Section 18 that the resolutions of the shareholders’ meeting be adopted by a simple majority of the votes cast. To the extent required by law, certain resolutions may have to be approved by a simple majority of the share capital represented at the meeting, in addition to the majority of the votes cast.

Neither German law nor our articles of association provide for a minimum participation requirement to form a quorum at our shareholders’ meetings.

Under German law, certain resolutions of fundamental importance require the affirmative vote of at least three-quarters of the share capital present or represented in the voting at the time of adoption of the resolution. Resolutions of fundamental importance include, in particular, capital increases with exclusion of subscription rights, capital decreases, the creation of authorized or conditional share capital, the dissolution of a company, a merger into or with another company, split-offs and split-ups, the conclusion of inter-company agreements (Unternehmensverträge) as defined in the German Stock Corporation Act (Aktiengesetz) (in particular domination agreements (Beherrschungsverträge) and profit and loss transfer agreements (Ergebnisabführungsverträge) or a combination thereof), and a change of the company’s purpose or legal form.

A company’s articles of association may set forth for a period of no more than five years (with the potential for renewal by way of a shareholders’ resolution) that a general shareholders’ meeting shall be held as virtual meeting or may authorize the management board to decide to hold a general shareholders’ meeting as virtual meeting without the physical presence of the shareholders or their proxies at the place of the meeting. Such virtual meeting must comply with, among others, the following requirements: shareholders must be able to exercise voting rights by way of electronic communication or via proxies; shareholders shall be able to submit statements on agenda items ahead of the meeting by way of electronic communication; there must be audio and video transmission of the whole meeting; shareholders who have electronically tuned into the meeting shall be able to speak at the meeting and to submit applications or voting proposals, in each case by way of video communication during the meeting, and to contest any resolution adopted at the meeting by way of electronic communication; shareholders shall be able to request information by way of electronic communication. Currently, our articles of association do not include such a provision.

Dividends

Under German law, distributions of dividends on shares for a given fiscal year are generally determined by a process in which the management board and supervisory board submit a proposal to our annual general shareholders’ meeting held in the subsequent fiscal year and such annual general shareholders’ meeting adopts a resolution.

German law provides that a resolution concerning dividends and distribution thereof may be adopted only if the company’s unconsolidated financial statements prepared in accordance with German law show net retained profits. In determining the profit available for distribution, the result for the relevant year must be adjusted for profits and losses brought forward from the previous year and for withdrawals from or transfers to reserves. Certain reserves are required by law and must be deducted when calculating the profit available for distribution.

Shareholders participate in profit distributions in proportion to the number of shares they hold. Dividends on shares resolved by the general shareholders’ meeting are paid annually, shortly after the general shareholders’ meeting, in compliance with the rules of the respective clearing system. Dividend payment claims are subject to a three-year statute of limitation in the company’s favor.

Liquidation Rights

Apart from liquidation as a result of insolvency proceedings, we may be liquidated only with a vote of the holders of at least three-quarters of the share capital represented at the shareholders’ meeting at which such a vote is taken. If we are liquidated, any assets remaining after all of our liabilities have been paid off would be distributed among our shareholders in proportion to their holdings in accordance with German statutory law. The German Stock Corporation Act (Aktiengesetz) provides certain protections for creditors which must be observed in the event of liquidation.

Authorization to Acquire Our Own Shares

We may not acquire our own shares unless authorized by the shareholders’ meeting or in other very limited circumstances as set out in the German Stock Corporation Act (Aktiengesetz). Shareholders may not grant a share repurchase authorization lasting for more than five years. The German Stock Corporation Act (Aktiengesetz) generally limits repurchases to 10% of our share capital and resales must generally be made either on a stock exchange, in a manner that treats all shareholders equally, or in accordance with the rules that apply to subscription rights relating to a capital increase.

The shareholders’ meeting adopted a resolution on August 14, 2023 authorizing the management board, for a period until August 13, 2028, subject to the consent of the supervisory board and provided it complies with the legal requirement of equal treatment, to purchase our shares in an amount up to 10% of the lower of our total share capital existing on August 14, 2023 or our total share capital existing at the time the authorization is exercised. At the discretion of the management board, such purchase may be effected on the stock market or by means of a public offer or a public solicitation to submit sales offers.

The management board is generally authorized to use treasury shares for all legally permissible purposes.

Squeeze-Out of Minority Shareholders

Under German law, the shareholders’ meeting of a stock corporation (Aktiengesellschaft) may resolve upon request of a shareholder that holds at least 95% of the share capital that the shares held by any remaining minority shareholders be transferred to this shareholder against payment of “adequate cash compensation” (Ausschluss von Minderheitsaktionären). This amount must take into account the full value of the company at the time of the resolution, which is generally determined using the future earnings value method (Ertragswertmethode).

A squeeze-out in the context of a merger (umwandlungsrechtlicher Squeeze-Out) only requires a majority shareholder to hold at least 90% of the share capital.

Shareholder Notification Requirements

In accordance with the provisions of the German Stock Corporation Act (Aktiengesetz), an enterprise has to inform a stock corporation (Aktiengesellschaft) without undue delay and in writing when its shares held in the share capital exceed or fall below 25% and/or 50%, respectively, in the capital or voting rights. Following receipt of the written notification, the corporation has to publish this information without undue delay in the German Federal Gazette (Bundesanzeiger).

Differences in Corporate Law

The applicable provisions of the German Stock Corporation Act (Aktiengesetz) differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the German Stock Corporation Act (Aktiengesetz) applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections.

	Germany	Delaware
Board System

Under German law, a stock corporation has a two-tier board structure composed of the management board (Vorstand) and the supervisory board (Aufsichtsrat).

The management board is responsible for running the company’s day-to-day business and affairs and representing the company in dealings with third parties.

The supervisory board has a control and supervisory function. The supervisory board does not actively manage the company but certain management board actions require the approval of the supervisory board.

Under Delaware law, a corporation has a unitary board structure and it is the responsibility of the board of directors to appoint and oversee the management of the corporation on behalf of and in the best interests of the shareholders of the corporation.

Management is responsible for running the corporation and overseeing its day-to-day operations.

Number of Board Members / Directors

Under German law, the management board of a stock corporation must have at least one member, and the number of members shall be determined in the manner provided in the company’s articles of association.

The supervisory board of a stock corporation must have at least three but—depending on the share capital—no more than 21 members, whereby the number of supervisory board members must be divisible by three if this is necessary for the fulfilment of employee co-determination requirements. The articles of association of the company must specify if the supervisory board has more than three members.

Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws, unless the certificate of incorporation otherwise fixes the number of directors.

	Germany	Delaware

Supervisory board members are either appointed by the shareholders’ meeting or determined by one or more individual shareholders based on a delegation right for such shareholders provided for in the company’s articles of association.

Depending on the number of employees of the company, the supervisory board may be required to include employee representatives subject to the provisions of the German One-Third Employee Participation Act, (Drittelbeteiligungsgesetz), which applies to companies that have at least 500 employees in Germany, or the German Co-Determination Act (Mitbestimmungsgesetz), which applies to companies that have at least 2,000 employees in Germany. Such rules result in different appointment rules for supervisory board members: In companies which are subject to the German One-Third Employee Participation Act, two-thirds of supervisory board members are representatives of the shareholders, while one-third are representatives of the employees. In companies which are subject to the German Co-Determination Act, half of the supervisory board members are representatives of the shareholders and the other half are representatives of the employees. In the event of a tie, the Chairperson has the tie-breaking vote. The employee representatives in the supervisory board are elected by the employees following certain procedures set forth in applicable law.

Additionally, the supervisory board of German stock corporations that are both listed and subject to the German Co-Determination Act must be composed of at least 30% women or men, depending on which is the less represented group.

Appointment and Removal of Board Members / Directors

Members of the management board of a German stock corporation are appointed by the supervisory board for a maximum period of five years. Reappointment, including repeated reappointment, is permissible. The supervisory board may remove a member of the management board prior to the expiration of his or her term only for good cause, such as for gross breach of fiduciary duties or if the shareholders’ meeting passes a vote of no-confidence with respect to such member, unless the supervisory board deems the no-confidence vote to be clearly unreasonable. The shareholders themselves are not entitled to appoint or dismiss the members of the management board.

Under German law, a member of a supervisory board may be elected for a term of up to approximately five years depending on the date of the annual shareholders’ meeting at which such member is elected, which is the standard term of office. Reelection, including repeated reelection, is permissible. Prior to the expiration of his or her term, supervisory board members who have been appointed by the shareholders’ meeting may be removed by a resolution of the general meeting requiring a three-quarter majority of the votes cast, unless otherwise provided by the company’s articles of association. Supervisory board members who are delegated by a shareholder or the company’s employees may be revoked and the resulting vacancy filled at the sole discretion of such shareholder or the employees.

Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which such director is a part.

	Germany	Delaware
Vacancies on the Boards

Under German law, vacant positions on the management board are filled by the supervisory board in accordance with the general rules of appointment, which provide that vacancies are filled by the simple majority of supervisory board votes cast, unless otherwise provided by the company’s articles of association. In case of emergencies, a vacant position on the management board may be filled by an individual appointed by the court.

If the number of supervisory board members falls below the number of members required for a quorum, or the minimum number of members required by law or the articles of association, upon application to the court having jurisdiction by the management board, a member of the supervisory board or a shareholder to the competent court, the vacant position on the supervisory board may be filled with an individual appointed by the court.

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual Shareholders’ Meeting	Under German law, a stock corporation must hold an annual shareholders’ meeting within eight months of the end of its financial year. Unless otherwise provided for in the articles of association, the shareholders’ meeting shall be held at the company’s seat or, if applicable, at the venue where its shares are listed.	Under Delaware law, the annual meeting of shareholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or the bylaws.

Calling of Shareholders’ Meetings	Under German law, extraordinary shareholders’ meetings, in addition to the annual shareholders’ meetings, may be called by the management board or, if calling a meeting is required in the best interest of the company, the supervisory board. Shareholders holding shares representing at least 5% of the company’s share capital may request that the management board convenes an extraordinary shareholders’ meeting. If the management board does not convene a shareholders’ meeting upon such a request, the shareholders may petition the German court having jurisdiction for authorization to convene a shareholders’ meeting.	Under Delaware law, special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

	Germany	Delaware
Notice of Shareholders’ Meetings

Under German law, unless a longer period is provided for in the articles of association, the shareholders must be given at least 30 days’ advance notice of the shareholders’ meeting. Such notice must at least specify the name of the company, the statutory seat of the company as well as the location, date and time of the shareholders’ meeting. In addition, the invitation must contain the agenda items as well as the management board’s and the supervisory board’s voting proposal for each agenda item.

The formalities relating to calling and holding a shareholders’ meeting can be waived, provided that all shareholders eligible to attend the shareholders’ meeting are present or represented at the meeting and grant their consent.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written or electronic notice of any meeting of the shareholders must be given to each shareholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Proxy Voting

Under German law, a shareholder may authorize another person to attend, speak and vote at a shareholders’ meeting of the company on such shareholder’s behalf by proxy.

With respect to management board meetings, a management board member may issue a proxy to another management board member to represent him or her at the meeting and vote on his or her behalf.

With respect to supervisory board meetings, a supervisory board member may participate in a vote by written vote issued to, and presented at the meeting by, another supervisory board member or a third party entitled to attend the supervisory board meeting.

Under Delaware law, at any meeting of shareholders, a shareholder may designate another person to act for such shareholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Preemptive / Subscription Rights	Under German law, existing shareholders have statutory subscription rights with respect to any new shares or securities convertible into shares issued pro rata to the nominal value of their respective holdings in the company, unless (i) shareholders holding shares representing three-quarters of the registered share capital represented in the relevant shareholder vote have resolved upon the full or partial exclusion of the subscription rights and (ii) such exclusion is justified by good and objective cause. No separate resolution on the exclusion of subscription rights is required if all shareholders waive their statutory subscription rights.	Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Authority to Allot	Under German law, the management board may not allot shares, grant rights to subscribe for shares or to convert any security into shares, unless a shareholder resolution has been passed at the company’s shareholders’ meeting granting the management board such authority, subject to the approval of the supervisory board, in each case in accordance with the provisions of the German Stock Corporation Act.	Under Delaware law, if the corporation’s certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by setting a minimum amount of consideration or approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

	Germany	Delaware
Voting Rights	Under German law, each share, except for statutory preferred non-voting shares (nicht stimmberechtigte Vorzugsaktien), entitles its holder to vote at the shareholders’ meeting and to participate with such number of votes with respect to one share which correspond to the quota of such share in the company’s share capital. While German law does not provide for a minimum attendance quorum for general meetings, the company’s articles of association may so provide. In general, resolutions adopted at a shareholders’ meeting may be passed by a simple majority of votes cast, unless a higher majority is required by law or under the company’s articles of association.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each shareholder is entitled to one vote for each share of capital stock held by such shareholder.

Shareholder Vote on Certain Transactions	Under German law, certain shareholders’ resolutions of fundamental importance require a majority of at least three-quarters of the share capital present or represented in the vote. Resolutions of fundamental importance include, in particular, capital increases with exclusion of subscription rights, capital decreases, the creation of authorized or conditional share capital, the dissolution of a company, a merger into or with another company, split-offs and split-ups, the conclusion of inter-company agreements (Unternehmensverträge), in particular domination agreements (Beherrschungsverträge) and profit and loss transfer agreements (Ergebnisabführungsverträge), and a change of the legal form of a company.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•    the approval of the board of directors; and

•    approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Liability of Directors and Officers

Under German law, any provision, whether contained in the company’s articles of association or any contract or otherwise, that purports to exempt a management board or supervisory board member from any liability that would otherwise result from any negligence, default, breach of duty or breach of trust in relation to the company is void.

Under German law, members of both the management board and members of the supervisory board are liable to the company, and in certain cases to third parties or shareholders, for any damage caused to them due to a breach of such member’s duty of care. Apart from insolvency or special circumstances, only the company has the right to claim damages from members of either board.

The company may waive claims for damages against a negligent management board or supervisory board member only after the expiry of three years and with the approval of such waiver by the shareholders’ meeting with a simple majority of the votes cast, unless shareholders who, in the aggregate, hold one-tenth or more of the company’s share capital object to the waiver and have their objection formally recorded in the minutes of the shareholder meeting by a German civil law notary.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its shareholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

●  any breach of the director’s duty of loyalty to the corporation or its shareholders;

●  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

●  any transaction from which the director derives an improper personal benefit.

	Germany	Delaware
Standard of Conduct for Directors and Officers

Under German law, management board members and supervisory board members must conduct their affairs with “the care and diligence of a prudent business person,” or a prudent supervisory board member, as the case may be, and act, other than in restructuring proceedings, in the best interests of the company. The scope of the fiduciary duties of management board members and supervisory board members is determined by German legislation and interpreted by the German courts.

Statutory and fiduciary duties of members of the management board to the company include, among others:

• to act in accordance with the law, the company’s articles of association and the rules of procedure for the management board, if any;

●  to report to the supervisory board on a regular basis as well as on certain important occasions;

●  to exercise reasonable care, skill and diligence;

●  to maintain a proper accounting system;

●  to not compete, directly or indirectly, with the company without permission by the supervisory board; and

●  if the company is insolvent, to ensure that no further transactions are entered into on behalf of the company.

Members of the supervisory board owe substantially the same statutory and fiduciary duties to the company as members of the management board. Additionally, their duties include:

●  to effectively supervise the company’s affairs and the management board;

●  to evaluate and issue a resolution on certain transactions which may only be carried out by the management board with the consent of the supervisory board;

●  to approve the company’s financial statements;

●  to appoint the management board members and to represent the company in transactions between the company and members of the management board; and

●  to approve service contracts between individual members of the management board and the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the shareholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interest of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or breakup of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

	Germany	Delaware
Shareholder Suits

Under German law, generally, the company, rather than its shareholders, is the proper claimant in an action with respect to a wrong committed against the company or an irregularity in the company’s internal management or supervision. Accordingly, such claims may only be raised by the company represented by its management board, or, in the case of a wrong committed by a member of the management board, by the supervisory board.

Additionally, pursuant to German case law, the supervisory board is generally obliged to pursue the company’s claims against the management board, unless in exceptional circumstances it is in the best interest of the company not to pursue such claims.

The management board, or, if a claim is made against a member of the management board, the supervisory board, is obliged to pursue the company’s claims against the relevant individuals if so resolved by the shareholders’ meeting with a simple majority of votes cast. By way of the admissibility procedure (Klagezulassungsverfahren), shareholders can request that a representative pursues the claim on behalf of the company.

If the company is unable to fulfill its obligations vis-à-vis third parties, the company’s creditors may pursue the company’s damage claims against members of the management board for certain wrongdoings.

Under certain circumstances, shareholders can bring damage claims of the company against members of its management board on the company’s behalf. In order to bring such a claim, the claimant alone or together with other shareholders needs to hold shares representing at least 1% or a participation of €100,000 in the company’s share capital. Additionally, the claimant must have its claim approved in special procedures.

Under Delaware law, a shareholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

●  state that the plaintiff was a shareholder at the time of the transaction with respect to which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

●  (i) allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action or (ii) state the reasons for not making the effort.

Additionally, the plaintiff must remain a shareholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

German Corporate Governance Code

The German Corporate Governance Code, or Corporate Governance Code, was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002 and was most recently amended on April 28, 2022 and published in its revised version in the German Federal Gazette (Bundesanzeiger) on June 27, 2022. The Corporate Governance Code contains general principles (Grundsätze) of corporate law – for informational purposes only – as well as recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance principles and makes recommendations and suggestions with respect to shareholders and general shareholders’ meetings, the management and supervisory boards, transparency, accounting policies, and auditing.

There is no obligation to comply with the recommendations or suggestions of the Corporate Governance Code. However, the German Stock Corporation Act (Aktiengesetz) does require that the management board and supervisory board of a German listed company issue an annual declaration that either (i) states that the company has complied with the recommendations of the Corporate Governance Code or (ii) lists the recommendations that the company has not complied with and explains its reasons for deviating from the recommendations of the Corporate Governance Code (Entsprechenserklärung). In addition, a listed company is also required to state in this annual declaration whether it intends to comply with the recommendations or list the recommendations it does not plan to comply with in the future. The current declaration needs to be published on the company’s website. In addition, the Corporate Governance Code recommends that previous compliance declarations remain on the website for five years. If the company changes its policy on certain recommendations between such annual declarations, it must disclose this fact and explain its reasons for deviating from the recommendations. Noncompliance with suggestions contained in the Corporate Governance Code need not be disclosed.

Following our listing on the New York Stock Exchange in April 2019, the Corporate Governance Code applies to us, and we are required to issue the annual declarations described above. We issued and published our most recent annual compliance declaration on December 19, 2023. You can find our annual compliance declarations on our website at investor.jumia.com under Corporate Governance. This website address is included in this annual report as an inactive textual reference only.

Listing

Our ADSs are listed on NYSE under the symbol “JMIA.”